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                                   GMO TRUST
                                 40 ROWES WHARF
                                BOSTON, MA 02110



December 30, 2004

BY EDGAR
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:      GMO Trust (File Nos. 2-98772 and 811-4347)

Ladies and Gentlemen:

Pursuant to Rule 477(a) of the Securities Act of 1933, as amended (the "Securities Act"), the registrant, GMO Trust (the "Trust"), requests that Post-Effective Amendment No. 79 under the Securities Act and Post-Effective Amendment No. 100 under the Investment Company Act of 1940, as amended ("Amendment No. 79/100"), submitted via EDGAR to the Securities and Exchange Commission on May 3, 2004, be withdrawn. This Amendment No. 79/100 was filed for the purposes of adding GMO Real Asset Fund as a new series of the Trust. No information in Amendment No. 79/100 was intended to amend or supersede any prior filing relating to any other series of the Trust, nor is this request to withdraw Amendment No. 79/100 intended to amend or supersede any filing relating to any other series of the Trust.

The Trust has not offered, and does not currently intend to offer in the near future, shares of the GMO Real Asset Fund (the "Shares"). The registrant may determine to undertake a subsequent private offering in reliance on Rule 155(c) under the Securities Act.

Should you have any questions regarding the application for withdrawal, please do not hesitate to call Daniel April of Ropes & Gray LLP, counsel to the Fund, at (617) 951-7182 or me at (617) 346-7586.

Sincerely,

/s/ Elaine M. Hartnett, Esq.

Elaine M. Hartnett, Esq.
Vice President
GMO Trust

cc:      John M. Ganley, Esq. Securities and Exchange Commission
         Thomas R. Hiller, Esq., Ropes & Gray LLP